United States securities and exchange commission logo





                           October 16, 2020

       Steve Smith
       Chief Executive Officer
       DecisionPoint Systems, Inc.
       8697 Research Drive
       Irvine, California 92618

                                                        Re: DecisionPoint
Systems, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 21,
2020
                                                            File No. 333-245695

       Dear Mr. Smith:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed September 21, 2020

       Cover Page

   1. Please disclose on the prospectus cover page that the Selling Stockholders will sell the shares at a fixed price
of $1.50 per share until your common stock is quoted on the
                                                        OTCQB market, at which
time they may be sold at prevailing market prices or at privately negotiated prices.
       Risk Factors
       Our application for the PPP loan, page 13

   2. You disclose that you received proceeds from loans pursuant to the Paycheck Protection
                                                        Program of the CARES
Act in April and May 2020. Please disclose the amounts received under this program.
 Steve Smith
FirstName LastNameSteve
DecisionPoint Systems, Inc.Smith
Comapany
October 16,NameDecisionPoint
            2020               Systems, Inc.
October
Page 2 16, 2020 Page 2
FirstName LastName
Selling Security Holders, page 21

3. Footnote (8) indicates that certain selling stockholders' beneficial ownership amounts and shares being offered include shares of common stock underlying warrants. Please revise to quantify the amount of such shares underlying warrants for each of these selling stockholders.
4. It appears that some of the selling stockholders are broker-dealers or affiliates of broker-
         dealers, including Michael Taglich, Robert Schroeder and Robert Taglich. Please identify any selling stockholders who are broker-dealers or affiliates of broker dealers. For any broker-dealers, disclose how they obtained their securities, including whether they received their securities as underwriting compensation. For any affiliates of broker-
         dealers, disclose whether they purchased their securities in the ordinary course of business and, at the time of the purchase, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
Management, page 52

5. Please revise the biographies of your executive officers and director to disclose each person's principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K. Director Independence, page 54

6. Please clarify the number of your independent directors. We note your statement that
         Messrs. Schroeder, Guttilla, Jaworski, Bravman and Taglich are "independent directors"
         as defined under the Listing Rules of the Nasdaq Stock Market. We also note your disclosure that your Board is comprised of six directors, four of whom are independent directors.
Certain Relationships and Related Party Transaction, page 60

7. Please also disclose any related party transactions during fiscal year 2018. Refer to
         Instruction 2 to Item 404(d) of Regulation S-K.
Index to Consolidated Financial Statements
Note 2: Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-9

8. You state that revenue from software license sales is recognized on a gross basis. Please clarify whether this includes the resale of specialized independent software vendor
         (ISV) applications. If so, tell us how you determined that you are the principal in these transactions and ensure you address those arrangements in which any tailoring of the technology is provided by the ISV. Refer to ASC 606-10-55-36 through 55-40.
 Steve Smith
FirstName LastNameSteve
DecisionPoint Systems, Inc.Smith
Comapany
October 16,NameDecisionPoint
            2020               Systems, Inc.
October
Page 3 16, 2020 Page 3
FirstName LastName
9. Please tell us how you determined that certain third-party delivered assurance services are critical or essential to the core functionality of the software license such that the software license and assurance services are accounted for as a single performance obligation. Refer to ASC 606-10-25-19 and 25-21. In your response, tell us the amount of revenue recognized from these arrangements for each period presented.

10. Please explain further how you determined that you control your drop-ship products prior to the transfer to your client. Clarify for us your responsibilities as it relates to fulfillment and product acceptance and how this compares to the obligations of your suppliers, if any. Also, tell us whether any inventory risks are mitigated by the terms of the supplier agreements. Lastly, tell us the amount of revenue recognized from these arrangements for each period presented.
11. Please describe for us the services offered under each of the OEM hardware maintenance support arrangements, the internal hardware maintenance plans, the software maintenance support arrangements and the third-party software assurance plans, and tell us whether the software maintenance support plans are offered by third-parties, the company or both.
         Also, explain how the internal hardware maintenance services differ from the OEM plans and how any internal software maintenance support services differ from the third-party software assurance or any other third-party maintenance plans. With regards to each of the third-party plans, please further explain how you determined that you are principal in these transactions. Refer to ASC 606-10-55-36 through 55-40. Lastly, explain how these arrangements relate to the customer-related third-party extended hardware and software maintenance services that are paid in advance and capitalized on the balance sheets as deferred costs.
12. Please tell us when the performance obligations are satisfied for each of your professional services. For performance obligations that are satisfied over time, disclose the methods used to recognize revenue for both your time and materials and fixed fee contracts and explain how such methods are a faithful depiction of the transfer of goods or services.
         Refer to ASC 606-10-50-18.
13. Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to ASC 606-10-50-
         13.
Concentration of Risk, page F-11

14. You state that two customers accounted for 35% of your revenue for the year ended
         December 31, 2019 and 62% for the six months ended June 30, 2020. Please disclose the total revenues from each customer that provided 10% or more of your revenues for each period presented. Refer to ASC 280-10-50-42. Also, please identify these customers in the forepart of the filing and disclose the material terms of your agreements with them.
         Refer to Item 101(c)(vii) of Regulation S-K.
 Steve Smith
DecisionPoint Systems, Inc.
October 16, 2020
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Smith
                                                           Division of
Corporation Finance
Comapany NameDecisionPoint Systems, Inc.
                                                           Office of Technology
October 16, 2020 Page 4
cc:       Peter F. Waltz, Esq.
FirstName LastName